

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

<u>Via E-mail</u>
James A. Wilhelm
President and Chief Executive Officer
Standard Parking Corporation
900 N. Michigan Avenue
Suite 1600
Chicago, IL 60611-1542

>   **Re: Standard Parking Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 27, 2012**
>   **File No. 000-50796**

Dear Mr. Wilhelm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Additional Information</u>

1. Please revise the final sentence of this section to remove any inference that you are disclaiming the accuracy of any information in your filing.

<u>Summary, page i</u>

2. Please revise to disclose the expenses Standard Parking is incurring and is expected to incur in connection with merger. Additionally, revise to disclose who will solicit and pay the cost of soliciting proxies from Standard Parking's shareholders, and disclose the name of the company assisting in the solicitation of proxies. Please also disclose the cost of soliciting proxies.

3. Please revise to describe the effect of abstentions and broker non-votes here.

4. Please revise to include a brief summary of the risks addressed in the first risk factor on page 13 or advise. Please also revise to include a question and answer regarding the effect of a change in your stock price prior to completion of the merger and whether the exchange ratio is fixed.

The Companies, page ii

KCPC Holdings, Inc., page ii

5. Please revise to remove the word "premier" from the fourth sentence in this section. In addition, please provide support for the statement that Central Parking provides valet services for more four and five diamond luxury properties than any other valet competitor.

Reasons for the Merger, page iii

6. Please revise to tell us what you mean by a "transformative transaction" and "cross-sell next-generation services" on pages iii and 3. In addition, please revise to clarify what you mean by "conservative financial position" by providing quantitative information, and revise to balance this statement by disclosing the debt you will assume in connection with the merger. In this regard, we note your disclosure in the first full risk factor on page 19 with respect to incurring substantially greater indebtedness following the merger.

Interests of Directors and Executive Officers in the Merger, page iii

Standard Parking, page iii

7. We note from the last sentence on page iii that in connection with the merger bonuses may be granted to certain of your directors, executive officers, or members of your management team. In this regard, please tell us and revise your notes to the pro forma combined financial information to disclose an estimate of bonus payout amounts upon successful completion of the merger, including how the bonus payouts were calculated. You should also disclose that the expense is non-recurring and therefore has not been included in the pro forma statements of operations. Similarly, please revise to describe the bonus plan and provide an estimate in your Summary section.

8. Please note that to the extent that bonus payouts become probable and are factually supportable, you should revise the pro forma balance sheet to give effect to the expected cash bonus payout and discuss in the notes any assumptions involved.

Central Parking, page iv

9. We note your disclosure that Mr. Bond may exercise some or all of his options prior to the closing of the merger. Please revise to disclose here as to when such exercise will occur and, to the extent it is material, please revise to describe the effect of such exercise.

10. Please revise to include a brief summary in the second bullet point on page iv regarding the severance payments or benefits Central Parking expects to pay or provide, respectively, in connection with the merger.

11. We note your disclosure that Central Parking's executive officers may enter into employment agreements with the surviving corporation following the closing of the merger. If possible, please revise to disclose the expected terms of such agreements.

12. We note your disclosure in the fourth bullet point on page iv regarding the cash bonus retention program for members of management up to a certain amount. Please revise to disclose here the amount agreed upon and advise as to when Central Parking is expected to decide upon whether to approve such program.

13. Please revise the fifth bullet point on page iv to disclose the aggregate amount that Standard Parking has agreed to indemnify the current and former directors and officers of Central Parking. Refer to page 78.

Impact of the Stock Issuance on our Existing Stockholders, page iv

14. We note that you are providing the percentage of common stock that Central Parking stockholders will own after the merger and issuance of your common stock on a diluted basis. Please advise as to why you are providing this information on a diluted basis.

Regulatory Approvals and Clearances, page v

15. Please revise to disclose here or elsewhere in your prospectus summary as to when you expect to complete the merger.

The Merger Agreement, page v

16. Please revise to disclose the "deductable amount" and "cap amount" referenced in the last sentence of the last full paragraph on page v.

17. Please revise to briefly summarize here the number of board designees that KCPC stockholders will be entitled to designate based on the number shares collectively owned by the former stockholders of KCPC. Refer to page 73.

18. Please advise as to whether the termination rights summarized in the last paragraph of this section include payment of termination fees to KCPC Holdings, Inc. if the shareholders of Standard Parking vote against the issuance of shares of Standard Parking's common stock.

Questions and Answers, page 1

19. Please revise to include a question and answer regarding whether the stockholders of Central Parking have appraisal rights and, if so, what effect the exercise of such rights will have on the merger.

Why is Standard Parking proposing to engage in the merger and the Stock Issuance, page 2

20. We note your disclosure regarding the "strong underlying business of both companies" on page 3. Please revise to state as a belief, and, with a view towards revised disclosure here and throughout, tell us the basis for this statement as it appears that Central Parking has had net losses for the last five fiscal years. In addition, the pro forma combined information on page x indicates a net loss.

Who will solicit and pay the cost of soliciting proxies from Standard Parking's stockholders?, page 9

21. We note that proxies may be solicited by telephone or by electronic or other means of communication. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone.

Risk Factors, page 13

22. Please revise to clarify that this section addresses all of the known material risks. Risks that are not deemed material or not currently known should not be referenced in this section.

Third parties may terminate or alter existing contracts with Central Parking, page 20

23. Please revise to provide quantitative information regarding the contracts that may be terminated or renegotiated pursuant to the merger agreement. In addition, please advise as to whether any of Standard Parking's contracts will be affected due to the merger.

Our management contracts and leases expose us to certain risks, page 20

24. Please revise to quantify the number of Central Parking's leases in which they are responsible for all structural repairs on the property or advise.

The Merger, page 30

Background of the Merger, page 32

25. With a view towards revised disclosure, please describe the services provided by Booz & Company in connection with the merger transaction.

Reasons for the Merger, page 36

26. Please revise this section to remove terms that are subjective such as "strong" position, "strong" free cash flow, "substantial" additional investments, "superior" service, "significant" cost synergies, "strong" market presence, "prime" locations, "conservative" financial position and "sound" capital structure or provide quantitative support for these statements.

27. Please revise to discuss what consideration the Board gave to the Selected Public Companies Analysis as disclosed on page 47 or advise.

Strategic Benefits, page 36

28. We note your disclosure on page 36 that your board of directors took into account management's assessment that the combination "would create one of the preferred providers of outsourced parking facility management, maintenance, ground transportation and security services for commercial, institutional and municipal clients." Please revise to clarify why you believe the merger would have such an effect and clarify what you mean by "preferred providers."

29. We note your list of bullet points on pages 37 and 38 that address the factors that your board of directors considered. Please revise to clarify that each bullet point is a belief or advise.

30. Refer to the third bullet point on page 37. Please advise as to what is meant by "run-rate cost synergies" and advise how it was determined that these synergies will be at least $5 million by the end of the first 12 months following the merger and $20 million by the end of the second year after the closing of the merger.

31. Refer to the seventh bullet point on page 37. Please define CRM systems.

Merger Consideration, page 38

32. We note your references to EBITDA and Adjusted EBITDA in the penultimate paragraph on page 38 and that you indicate your standalone EBITDA approximates $42 million for the twelve months ended September 30, 2011. We further note that you state EBITDA means earnings before interest, taxes, depreciation and amortization. However, based

upon the reconciliation on page 39 it appears that you have excluded expenses related to long-lived asset impairment and goodwill and indefinite-lived asset impairment in your calculation of EBITDA. Please note measures that are calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. In this regard, please revise your non-GAAP measure accordingly.

33. If you intend to continue to use the non-GAAP measure EBITDA, please revise the amount disclosed which excludes long-lived asset impairment and goodwill and indefinite-lived impairment charges, and revise your reconciliation on page 39 accordingly. The line item in the reconciliation representing EBITDA should be clearly labeled as such rather than as "Subtotal."

Adjusted EBITDA reconciliation, page 39

34. Reference is made to the Non-GAAP measures Adjusted EBITDA and Adjusted EBITDA with estimated net annual run-rate cost synergies. Please tell us and expand your footnotes to disclose the reasons for the presentation of such Non-GAAP measures on a combined basis. Your response and revised disclosure should address the purpose of presenting each measure on a combined basis, including, but not limited to, how each measure was used and/or evaluated by your Board in assessing the merger.

35. Please revise your footnotes to discuss how "Estimated net annual run-rate cost synergies" of $20 million were determined.

Success with Prior Acquisitions, page 41

36. Please revise to clarify what you mean by a "strong" balance sheet, "transparent" operating results and "strong free cash flow" in the second to last paragraph on page 41. In addition, please revise to state as a belief or advise.

Strategic Alternatives, page 41

37. Please revise the last paragraph on page 41 to disclose the potential strategic alternatives the board considered.

Opinion of Standard Parking's Financial Advisor, page 44

38. Please provide us with copies of the board books and any other materials prepared by your financial advisors. Also, provide us with copies of the engagement letters.

39. Please revise to disclose that BofA Merrill Lynch has consented to the inclusion of, and reference to, its opinion in the proxy statement.

40. We note that in connection with its opinion, BofA Merrill Lynch reviewed financial forecasts relating to Central Parking prepared by Central Parking's management. Please revise to disclose all of the financial forecasts provided to BofA Merrill Lynch or Standard Parking or tell us why this is not necessary. In this regard, we note the disclosure in the second full paragraph on page 34 regarding Standard Parking's board reviewing projections provided by Central Parking.

41. Please revise to quantify the potential cost savings and the basis for such cost savings in the first bullet point on page 45 or advise.

42. Please revise the discussions of the various financial analyses used by BofA Merrill Lynch so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

Central Parking Financial Analyses, page 47

Selected Public Companies Analysis, page 47

43. We note your disclosure in the Selected Public Companies Analysis section and the Selected Precedent Transactions Analysis on page 47 that the companies and transactions were selected because they had certain characteristics that may be considered similar to parking service providers. Please revise each section to discuss in greater detail the criteria used to select the comparable companies and transactions.

44. We note your disclosure that BofA Merrill Lynch "reviewed, among other things, enterprise values of Standard Parking and the selected companies." Please revise to clarify what else besides enterprise values BofA Merrill Lynch reviewed both here and in the Selected Precedent Transaction Analysis below.

45. Please revise to disclose the enterprise value to EBITDA multiples for each selected company. Please also revise to disclose what multiples were determined to be outliers and why such outliers were excluded.

46. We note that the selected companies had an enterprise value to EBITDA multiples ranging from 5.2x to 9.8x and 4.5x to 8.4x. We also note that BofA Merrill Lynch applied a range of 8.0x to 9.0x and 7.5x to 8.0x to calculate an implied equity value reference range for Central Parking. Please revise to discuss in greater detail why BofA Merrill Lynch applied these multiple ranges.

Selected Precedent Transactions Analysis, page 47

47. Please revise to include the date and enterprise value to EBITDA multiple for each precedent transaction.

48. We note that the selected transactions had an enterprise value to EBITDA multiples ranging from 7.7x to 14.8x. We also note that BofA Merrill Lynch then applied a selected range of 9.0x to 11.0x derived from the selected transactions to Central Parking's calendar year 2011 to calculate the approximate implied equity value reference range for Central Parking. Please revise to explain why BofA Merrill Lynch applied this multiple range.

Discounted Cash Flow Analysis, page 48

49. We note that BofA Merrill Lynch applied a range of terminal value multiples of 8.0x to 9.0x and used a range of discount rates from 8.5% to 10.5% in performing this analysis. Please revise to explain why BofA Merrill Lynch applied these ranges.

Miscellaneous, page 50

50. We note that BofA Merrill Lynch and its affiliates are participating in the financing for the Transaction. Please revise to quantify any fees paid or to be paid to BofA Merrill Lynch and its affiliates related to this financing. To the extent the fees to be paid to BofA Merrill Lynch and its affiliates are based on estimates, please include disclosure to that effect. In addition, please revise to quantify any fees paid to BofA Merrill Lynch and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and BofA Merrill Lynch and its affiliates. Refer to Item 1015(b)(4) of Regulation MA.

Interests of Directors and Executive Officers in the Merger, page 52

Cash Bonus Retention Program, page 58

51. We note prior to the closing of the merger, Central Parking may adopt a cash bonus retention program for members of management up to an amount agreed to by you pursuant to the merger agreement and the bonuses would be paid by Central Parking in connection with the consummation of the merger. In this regard, please disclose in the notes to the pro forma combined financial information the estimated amount of bonus payouts that may be paid to members of Central Parking management. You should also disclose that the expense is non-recurring and therefore has not been included in the pro forma statements of operations.

52. Furthermore, to the extent the cash bonus program becomes probable and is factually supportable you should revise the pro forma balance sheet to give effect to the expected cash bonus payout and discuss in the notes any assumptions involved.

Material United States Federal Income Tax Consequences of The Merger to Standard Parking and its Stockholders, page 59

53. Please revise throughout this section to state that stockholders are encouraged to consult their own tax advisors, rather than stating that they "should" consult their own tax advisors.

The Merger Agreement, page 64

54. Please revise to remove your statement that the "discussion is not complete" in the introductory paragraph to this section and to confirm that you describe all material terms of the agreement. Please also revise similar language throughout the proxy statement.

Explanatory Note Regarding the Merger Agreement, page 64

55. We note your disclosure in this section. You are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statement included in the disclosure document not misleading. Please confirm that there are not conditions that differ from the representations, warranties and covenants so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.

Affiliate Transactions, page 72

56. Please revise to clarify what qualifies as an affiliate transaction pursuant to the merger agreement.

Additional Closing Agreements, page 85

57. We note that as soon as reasonably possible after February 28, 2012 you will enter into closing agreements with the remaining stockholders of KCPC. Please revise to disclose as to whether you have entered into such agreements with the remaining stockholders. Please also revise to specifically discuss how these additional closing agreements are different from the closing agreements already executed or attach a form of this closing agreement as an annex to the proxy statement. In this regard, we note your disclosure in the second full paragraph on page 82.

Comparative Per Share Data, page 92

58. Please explain to us how you calculated the exchange ratio of $.025 share of Standard Parking common stock for each share of Central Parking common stock.

59. Please revise to include a footnote describing how Central Parking's historical earnings per share amounts were calculated since it does not appear anywhere in the document.

60. Please tell us and revise to include a footnote showing how Standard Parking's unaudited pro forma equivalent book value per share was calculated.

61. Please revise the introductory paragraph to disclose the reason for presenting pro forma earnings per share and book value per share for Central Parking and why such measures are useful to investors.

Central Parking's Business, page 93

62. Please revise to disclose the information required by Item 201(b) of Regulation S-K regarding the holders of Central Parking's securities. Refer to Item 14(c)(2) of Schedule 14A.

63. Please revise throughout this section to remove marketing language. We note, for example, "strong" leadership and management, "capable" employees, "extensive" manager-in-training program and "seasoned" managers on page 94, "innovative" technologies and systems on page 95, "major" real estate developers and asset managers on page 96 and "prominent" real estate companies and hotel chains on page 99.

General, page 93

64. Please revise to disclose the number of operated parking facilities Central Parking operates as of the most recent practicable date or advise. Please also revise to include the number of managed, leased or owned facilities set forth on page 99 as of the most recent practicable date or advise.

65. Please provide support for the first two sentences in the second paragraph of this section.

66. Please revise the last paragraph of this section to disclose how many on-street parking fee collection and enforcement and parking meter service contracts Central Parking has been awarded.

Strategic Plan, page 93

67. Please revise to disclose how Central Parking determined which key markets had the greatest potential for growing profits. Please also revise to include balancing disclosure regarding Central Parking's net losses for each of the last five years or advise.

68. Please revise to remove the statement that "[t]he 18 members of the corporate staff of USA Parking have, collectively among themselves, an aggregate of nearly 330 years of experience with USA Parking and approximately 400 years of industry experience" on page 94. You can state individual experience of each member of your corporate staff instead of aggregating their experience.

69. Please revise to quantify the "hundreds of capable employees" and "thousands of employees" in the carryover paragraph starting at the bottom of page 93.

70. Please revise to clarify what you mean by "Central Hospitality Services vertical" on page 94.

71. Please revise to clarify what you mean by "over time" by providing quantitative information in the carryover paragraph starting at the bottom of page 93. In addition, we note that USA University's faculty is made up of hospitality specialists, vehicle operations and customer service experts. With a view towards revised disclosure, please tell us the qualifications of such specialists and experts.

72. Please provide support for Central Parking's belief that "USA Parking sets the industry standard for highly trained, customer-focused parking associates."

73. We note your disclosure that Central Parking is expanding USA University to "train a growing number of associates." Please revise to clarify what you mean by "a growing number" by providing quantitative information, and please revise to clarify what you mean by "associates."

74. Please revise the last sentence on page 94 that continues on page 95 to state as a belief or advise.

75. Please revise the last sentence of this section to providing balancing disclosure that there is no guarantee that Central Parking's brand, experience and relationships will grow Central Parking's profits.

Operating Strategy, page 95

Emphasize Sales and Marketing Efforts, page 95

76. Please provide support for Central Parking's belief in the second to last full paragraph on page 95 that its "innovative technologies and systems give it a competitive advantage in winning new business."

77. We note your disclosure in the first full paragraph on page 96 regarding Central Parking's "key partnerships at the national and local level." Please revise to briefly explain the terms of such "partnerships."

78. Please delete the web address at the end of the first full paragraph on page 96.

Efficiencies From Established Market Presence, page 96

79. Please revise to clarify what you mean by "established presence in multiple markets" by including quantitative information. Please also provide support for Central Parking's belief that "it has the opportunity to increase profit margins as Central Parking grows its presence in established markets." In this regard, we note your disclosure in the first two sentences of the last full paragraph on page 113.

Offer Ancillary Services, page 97

80. Please revise to disclose the percentage of Central Park's revenues from the ancillary services addressed in this section or advise.

Acquisitions, page 98

81. Please revise to clarify what you mean by "Central Parking has begun a roll-out of its Focus Point technology." Please also provide support for Central Parking's expectation that this business will grow "as clients focus on improving the profitability of their parking operations."

Operating Arrangements, page 99

Joint Ventures, page 100

82. Please provide support for the statement that "[j]oint ventures can offer the revenue growth potential of owned lots with lower capital requirements."

Disadvantaged Business Enterprise Partnerships, page 100

83. Please revise to briefly describe a "disadvantaged business enterprise partnership."

Central Parking Management's Discussion and Analysis, page 104

Liquidity and Capital Resources, page 111

84. Please revise to provide three years of cash flow discussion in accordance with Item 303(a) of Regulation S-K.

Qualitative and Quantitative Risk, page 115

85. Your disclosures regarding your exposure to interest rate risks do not comply with the requirements outlined in Item 305(a) of Regulation S-K. Please revise your discussion of interest rate risk so that it is presented in one of the formats outlined in Item 305(a) of Regulation S-K.

Unaudited Pro Forma Combined Financial Information, page 119

86. You refer to net working capital of KCPC as defined in Schedule B Company Net Working Capital section of the merger agreement. We were unable to find Schedule B in the document. Please provide Schedule B with your next amendment.

87. We note that your pro forma adjustments column for both the pro forma balance sheet and statements of operations includes adjustments related to the disposition of Central Parking's subsidiary, CPC PropCo, which occurred subsequent to December 31, 2011. As your shareholders are being asked to vote on the merger with Central Parking which does not appear to include CPC Propco, we believe that the information relevant to the Central Parking merger should be presented separately from the disposition of CPC PropCo. In this regard, please revise your pro forma presentation to give effect to the disposition of CPC PropCo, including the application of proceeds received from the disposal, under separate column heading and revise the notes to the unaudited pro forma financial information accordingly. Refer to Instruction 6 of Rule 11-02(b) of Regulation S-X.

88. Furthermore, we believe you should revise your presentation to include a column which depicts Central Parking after the disposal of CPC PropCo but prior to merger with Standard Parking. In this regard, the column would represent the sum of (1) historical Central Parking and (2) the pro forma adjustment column giving effect to the disposition and application of proceeds from the disposal of CPC PropCo.

Notes to the Unaudited Pro Forma Combined Financial Information, page 125

Notes to Unaudited Pro Forma Combined Balance Sheet, page 127

89. Reference is made to note (F). We note that as part of the adjustments to cash, $80,000 is related to the repayment of Standard Parking's debt. Please tell us and revise your

introductory paragraph to the pro forma combined financial information to discuss the reason you are giving effect to the repayment of your own debt along with the other transactions.

90. Refer to note (L) – please revise to disclose how the adjustments of $16,897 and $11,755 were calculated or determined. Your revised disclosure should be in a level of detail sufficient to allow a reader to recalculate the adjustments, including all relevant assumptions used in the determination of the amount.

Notes to Unaudited Pro Forma Combined Statement of Operations, page 130

91. Please tell us and revise note (4) to provide the calculation of (1) interest on the combined company's new debt, (2) accretion of the present value of cash payment and (3) amortization of estimated new debt issuance costs for the combined company over the term of the new agreement. Your disclosure should be in a level of detail sufficient to allow a reader to recalculate each adjustment, including all relevant assumptions used in the determination of the amount.

92. Please revise adjustment (7) to disclose how the adjustment to income tax expense was calculated or determined. Your revised disclosure should include the tax rate used in your calculation.

Financial Statements, page F-1

KCPC Holdings, Inc. December 31, 2011 Financial Statements, page F-2

Consolidated Statements of Cash Flows, page F-4

93. Please tell us the nature of the adjustment related to deferred taxes of $43,898. Your response and revised disclosure should clearly explain the reasons for the 70.9% change in your tax rate during the three months ended December 31, 2011.

Notes to Consolidated Interim Financial Statements, page F-5

(6) Assets Held for Sale, Property-Related Gains, Net and Discontinued Operations, page F-8

(b) Property-Related Gains (Losses), Net, page F-8

94. We note that as a result of the sale of Prop Co during the three months ended December 31, 2011, 1 million shares of preferred stock were issued in connection with the cancellation of a purchase option. In this regard, please tell us and revise to clarify the how fair value of the 1 million shares of preferred stock of $11.2 million was determined. Your response should address the valuation method used and provide relevant assumptions used in the determination of fair value.

KCPC Holdings, Inc. September 30, 2011 Financial Statements, page F-16

Consolidated Statements of Cash Flows, page F-20

95. Please tell us the nature of the line item "payment to noncontrolling interest" and tell us how such payments are reflected in your statement of shareholders' equity on page F-19.

Notes to Consolidated Financial Statements, page F-21

(4) Goodwill, page F-29

(7) Intangible Assets, page F-31

96. In light of the intangible asset and goodwill impairment charges recognized in recent years, please revise to include the disclosures required by ASC 820-10-50-5 for all assets or liabilities measured at fair value on a non-recurring basis. Please note that ASC 820-10-50-8 requires this information to be in tabular form.

97. Furthermore, your disclosures for assessing impairment of your definite-lived assets in Note (7) do not appear to be consistent with your disclosures in Note 2(m) on page F-24 regarding the impairment of long-lived assets. Please revise your disclosures to correct the inconsistencies.

(12) Income Taxes, page F-39

98. We note from page F-41 that a substantial portion of the deferred tax liability associated with the partnership interest is expected to reverse and therefore support the deferred tax assets for which no valuation allowance has been recorded. In this regard, please tell us, and revise to disclose, the nature of the deferred tax liability associated with the partnership interest and the expected timing of the reversal.

(16) Contingencies, page F-46

99. We note from page 21 that Central Parking is subject to a number of ongoing legal proceedings that may require you to incur substantial expenses related to the litigation. We further note Central's disclosure in note 16 that Central is involved in various legal proceedings and claims that could have a material effect with regard to results of operations in any given period. In light of this disclosure that there may be a material impact on the results of operations, we believe that under ASC 450-20-50 you are required to disclose the nature and amount of any reasonably possible losses. You may comply with these disclosure requirements as follows:

- Disclose the amount or range of reasonably possible losses;

- Disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or
- Disclose that the amount cannot be estimated.

Please revise or advise.

Proxy Card

100. Please revise to clearly mark the proxy card as preliminary pursuant to Rule 14a-6(e) under the Exchange Act.

Form 10-K for the fiscal year ended December 31, 2011

Definitive Proxy Statement of Schedule 14A

Proxy Card

101. Please confirm that in future filings you will revise Item 2 on your proxy card to include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. For further guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Form 10-Q for the quarter ended March 31, 2012

Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

102. We note your disclosure that your chief executive officer, chief financial officer, and corporate controller have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your quarterly report. Please amend your future filings to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the quarterly report*. Refer to Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Mark D. Wood
        Katten Muchin Rosenman LLP